UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Tornier N.V.

(Name of Issuer)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N87237 108

(CUSIP Number)

February 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N87237 108		13G

1	Name of Reporting Person TMG Holdings Coöperatief U.A.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person OO

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus (Bermuda) Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person PN

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WP (Bermuda) IX PE One Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person OO

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus (Bermuda) Private Equity Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person OO

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person OO

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person IN

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,491,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,491,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 48.3%

12	Type of Reporting Person IN

Item 1(a):	Name of Issuer: The name of the issuer is Tornier N.V., a company organized under the laws of the Netherlands (the “Company”).
Item 1(b):	Address of Issuer’s Principal Executive Offices: The Company’s principal executive office is located at Fred Roeskestraat 123, 1076 EE Amsterdam, the Netherlands.

Item 2(a):

Name of Person Filing:

This Schedule 13G is filed by TMG Holdings Coöperatief U.A. (“TMG”), a Dutch coöperatief.  TMG is the direct record owner of 18,491,809 shares of Ordinary Shares (as defined below) of the Company.  TMG is owned by Warburg Pincus (Bermuda) Private Equity IX, L.P. (“WP Bermuda IX”), a Bermuda limited partnership, and WP (Bermuda) IX PE One Ltd. (“WPIX PE One”), a Bermuda company.  The general partner of WP Bermuda IX is Warburg Pincus (Bermuda) Private Equity Ltd. (“WP Bermuda Ltd.”), a Bermuda company.  Each of WP Bermuda IX, WPIX PE One and WP Bermuda Ltd. is managed by Warburg Pincus LLC (“WP LLC”), a New York limited liability company.  Charles R. Kaye and Joseph P. Landy are the Managing General Partners of Warburg Pincus & Co., a New York general partnership, and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities.  Each of the Warburg Pincus entities, Mr. Kaye and Mr. Landy have shared voting and investment control of all of the Ordinary Shares referenced above.  Each of Mr. Kaye, Mr. Landy, WP Bermuda IX, WPIX PE One, WP Bermuda Ltd. and WP LLC (collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

Item 2(b):

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):

Citizenship:

TMG is a Dutch coöperatief, WP Bermuda IX is a Bermuda limited partnership, WPIX PE One is a business organized under the laws of Bermuda, WP Bermuda Ltd. is a business organized under the laws of Bermuda and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d):	Title of Class of Securities: Ordinary Shares, par value €0.03 (“Ordinary Shares”).
Item 2(e):	CUSIP Number: N87237 108

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under section 15 of the Act,
b.	☐	Bank as defined in section 3(a)(6) of the Act,
c.	☐	Insurance company as defined in section 3(a)(19) of the Act,
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940,
e.	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.	☐	Employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F),
g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
h.	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8:	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Warburg Pincus Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Ordinary Shares, except to the extent of any pecuniary interest therein.

Item 9:	Notice of Dissolution of Group:
Not applicable.

Item 10:	Certifications:
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2011

/s/ Timothy J. Curt	March 3, 2011
TMG HOLDINGS COÖPERATIEF U.A., by Timothy J. Curt (Director)	Date
Signature of Reporting Person

/s/ Guido Nieuwenhuizen	March 3, 2011
TMG HOLDINGS COÖPERATIEF U.A., by Guido Nieuwenhuizen	Date
(Director)
Signature of Reporting Person

/s/ Scott A. Arenare	March 3, 2011
WARBURG PINCUS (BERMUDA) PRIVATE EQUITY IX, L.P.,	Date
by Scott A. Arenare (Authorized Signatory)
Signature of Reporting Person

/s/ Timothy J. Curt	March 3, 2011
WP (BERMUDA) IX PE ONE LTD.,	Date
by Timothy J. Curt (Director)
Signature of Reporting Person

/s/ Scott A. Arenare	March 3, 2011
WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.,	Date
by Scott A. Arenare (Authorized Signatory)
Signature of Reporting Person

/s/ Scott A. Arenare	March 3, 2011
WARBURG PINCUS LLC,	Date
by Scott A. Arenare (Managing Director)
Signature of Reporting Person

/s/ Charles R. Kaye	March 3, 2011
Charles R. Kaye, by Scott A. Arenare (attorney-in-fact)*	Date
Signature of Reporting Person

/s/ Joseph P. Landy	March 3, 2011
Joseph P. Landy, by Scott A. Arenare (attorney-in-fact)**	Date
Signature of Reporting Person

* The Power of Attorney given by Mr. Kaye was previously filed as Exhibit 24.2 with the Warburg Pincus Private Equity IX, L.P.
Form 3 for Builders FirstSource, Inc., on March 3, 2006.

** The Power of Attorney given by Mr. Landy was previously filed as Exhibit 24.1 with the Warburg Pincus Private Equity IX, L.P.
Form 3 for Builders FirstSource, Inc., on March 3, 2006.

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated March 3, 2011, by and between the Warburg Pincus Reporting Persons.